UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 31, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Xoma Ltd.

File No. 000-14710 - CF#26481

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Xoma Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 10, 2011.

Based on representations by Xoma Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.25A	through March 10, 2014
Exhibit 10.42	through March 10, 2014
Exhibit 10.42A	through January 13, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Legal Branch Chief